Filed pursuant to Rule 424(b)(3)
File No. 333-254586

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

(the “Fund”)

Supplement dated January 29, 2025 to the Fund’s Prospectus (the “Prospectus”)

dated October 31, 2024, as supplemented from time to time

Effective immediately, the PIMCO Flexible Emerging Markets Income Fund’s portfolio is jointly and primarily managed by Pramol Dhawan, Michal Bar and Brian T. Holmes. Accordingly, effective immediately, the first paragraph in the “Investment Manager” section of the Fund’s Prospectus Summary in the Prospectus is deleted and replaced with the following:

PIMCO serves as the Investment Manager for the Fund. Subject to the supervision of the Board of Trustees of the Fund, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Pramol Dhawan, Michal Bar and Brian T. Holmes are jointly and primarily responsible for the day-to-day management of the Fund.

In addition, effective immediately, disclosure concerning the Fund’s portfolio managers in the table in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Name	Since	Recent Professional Experience
Pramol Dhawan	Inception

Managing Director, PIMCO. Mr. Dhawan is a portfolio manager in the New York office. Prior to joining PIMCO in 2013, he was a managing director and head of emerging markets trading for Americas at Société Générale in New York. He was previously based in London where he headed the Central and Eastern Europe emerging markets team for the firm. Additionally, he was a management consultant at Accenture. He has investment experience since 2004 and holds an MBA with a specialization in finance from the Anderson School of Management at the University of California, Los Angeles, and an undergraduate degree in computer science and management studies from the University of Nottingham.

Michal Bar	Inception

Executive Vice President, PIMCO. Ms. Bar is a portfolio manager in the London office, focusing on emerging markets (EM) corporate credit. Prior to joining PIMCO in 2019, she was a portfolio manager in the Brevan Howard Macro Fund and a member in the Brevan Howard Emerging Markets Strategies Fund, contributing to the analysis, trading, portfolio construction and management of the EM corporate credit portfolio, as well as leading a team of corporate analysts. Earlier in her career, Ms. Bar held research roles within the main fund of Brevan Howard, with a focus on EM corporate credit and equity. She has investment experience since 2007 and holds an undergraduate degree from Syracuse University.

Brian T. Holmes	January 2025

Senior Vice President, PIMCO. Mr. Holmes is an emerging markets portfolio manager in the New York office. Prior to joining the emerging markets team, Mr. Holmes was a portfolio associate, focusing on insurance and euro low duration and short term portfolios. He has 14 years of investment experience and holds an undergraduate degree from Princeton University.

Investors Should Retain This Supplement for Future Reference

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

(the “Fund”)

Supplement dated January 29, 2024 to the Fund’s Statement of Additional Information (the “SAI”)

dated October 31, 2024, as supplemented from time to time

Effective immediately, the Fund’s portfolio is jointly and primarily managed by Pramol Dhawan, Michal Bar and Brian T. Holmes.

Accordingly, effective immediately, the following information is added to the table and accompanying footnotes in the subsection titled “Portfolio Managers—Other Accounts Managed” in the SAI, and corresponding changes are made to such table and accompanying footnotes:

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $ millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $ millions)
Holmes(1)
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	0	$0.00	0	$0.00

(1)	Effective January 29, 2024, Mr. Holmes co-manages PIMCO Flexible Emerging Markets Income Fund (45 million). Information for Mr. Holmes is as of November 30, 2024.

In addition, effective immediately, the paragraph immediately preceding the above-mentioned table is deleted and replaced with the following:

Other Accounts Managed. The portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund also manage the other registered investment companies, other pooled investment vehicles and/or other accounts indicated below. The following table identifies, as of June 30, 2024 (except as noted below): (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio managers (exclusive of the Fund); and (ii) the total assets of such other companies, vehicles and accounts, and the number and total assets of such companies, vehicles and accounts with respect to which the management fee is based on performance. Effective January 29, 2025, the Fund is jointly and primarily managed by Pramol Dhawan, Michal Bar and Brian T. Holmes.

In addition, effective immediately, the following information is added to the table in the subsection titled “Portfolio Managers—Securities Ownership” in the SAI, and corresponding changes are made to such table:

Portfolio Manager	Dollar Range of Equity Securities in the Fund
Brian T. Holmes[1]	None

[1]	Effective January 29, 2025, Mr. Holmes co-manages the PIMCO Flexible Emerging Markets Income Fund. Information for Mr. Holmes is as of November 30, 2024.

Investors Should Retain This Supplement for Future Reference

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